# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chemomab Therapeutics Ltd., CIK 0001534248
CUSIP: 36322Q107
Title of class of securities: American Depository Shares, each of which represent twenty ordinary shares, no par value
Address of issuer's principal executive offices: KIRYAT ATIDIM, BUILDING 7, KIRYAT ATIDIM, BUILDING 7, TEL AVIV, Israel (L3), 6158002
Date of event which requires filing of this statement: 08/11/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001995601-24-000007
Filed by CIK 0001995601

## Reporting persons
- Otto Erik: type of reporting person: individual (IN); citizenship or place of organization: British Columbia Canada (A1); sole voting power 1,690,000; sole dispositive power 1,690,000; aggregate amount beneficially owned 1,690,000 (8.1% of the class)
  Comment: Percent of class based on 20,764,302 ADSs outstanding as of July 23, 2025 (As provided by the Issuer)

## Item 1. Issuer
Name of issuer: Chemomab Therapeutics Ltd.
Address of issuer's principal executive offices: KIRYAT ATIDIM, BUILDING 7, KIRYAT ATIDIM, BUILDING 7, TEL AVIV, ISRAEL, 6158002

## Item 2. Person Filing
Name of person filing: Erik Otto
Address of principal business office or, if none, residence: 144 West Oakview Place, San Antonio, Texas, 78209
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,690,000
Percent of class: 8.1
Sole power to vote or to direct the vote: 1,690,000
Sole power to dispose or to direct the disposition: 1,690,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Otto Erik: Erik Otto, Individual (08/11/2025)